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Filing under Rule 425
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Filer: Burlington Northern Santa Fe Corporation
Companies that are subject to the filing:
         Canadian National Railway Company
         North American Railways, Inc.
Registration Statement No. 333-94397

[BNSF LOGO]                                      NEWS

Contact:  Richard Russack                FOR IMMEDIATE RELEASE
          (817) 352-6425


                Krebs Responds to D.C. Circuit Court of Appeals
                Decisions Regarding BNSF's Motions on Moratorium

     FORT WORTH, Texas, April 25, 2000 -- Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) Chairman and Chief Executive Officer Robert D. Krebs responded to today's D.C. Circuit Court of Appeals decisions on BNSF's motions for a stay of the Surface Transportation Board's 15-month moratorium on proposed rail consolidations and for expedited judicial review of the moratorium.

     "We are glad the Court will move quickly to a decision on the merits of the Board's moratorium," Krebs said. "We believe that the court will agree with us that the Board did not have the authority to prevent the filing of our application, and we look forward to the opportunity to file our application after the Court rules on the merits, or earlier if the Court rules favorably on our motion for a stay on June 13."

     BNSF and Canadian National Railway Company announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, headquartered in Fort Worth, Texas, BNSF operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces.

     North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov . Other
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filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
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